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Exhibit 12.1

TRIUMPH GROUP, INC.

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Fiscal year ended March 31,
	2013	2012	2011	2010	2009
EARNINGS AS DEFINED
Income from continuing operations, before income taxes	$463,057	$437,577	$234,477	$126,455	$135,865
Fixed Charges	81,713	91,805	94,771	35,296	26,334

TOTAL EARNINGS, AS DEFINED	$544,770	$529,382	$329,248	$161,751	$162,199

FIXED CHARGES, AS DEFINED
Interest expense	$64,105	$63,806	$67,604	$21,915	$13,388
Interest portion of rental expenses	13,422	13,869	15,353	5,234	5,054
Amortization of capitalized expenses related to debt	3,638	9,601	4,205	1,951	1,685
Accretion of debt discount	548	4,529	7,609	6,196	6,207

TOTAL FIXED CHARGES, AS DEFINED	$81,713	$91,805	$94,771	$35,296	$26,334

RATIO OF EARNINGS TO FIXED CHARGES	6.7	5.8	3.5	4.6	6.2

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  Exhibit 12.1
TRIUMPH GROUP, INC. Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)